BIT-X FINANCIAL ANNOUNCES PROMOTIONAL ACTIVITIES

For Immediate Release

Vancouver, BC – May 7, 2015 – Bit-X Financial Corp. (OTCQB: BITXF) today announced it has retained the services of C. Dillow & Company, Core Consulting Group and Econ Corporate Services to provide corporate awareness and has filed Form 51-105F2 Notice of Promotional Activities on Sedar www.sedar.com and Edgar www.sec.gov.

The Company has approved the following compensation to each independent consultant:

1.	C. Dillow & Company effective 05.01.2015 for a period of six months, corporate awareness, 400,000 Restricted Rule 144 shares & US$3000.00 per month.

2.	Core Consulting Group effective 05.01.2015 for a period of six months, corporate awareness, 900,000 Restricted Rule 144 shares.

3.	Econ Corporate Services effective 05.01.2015 for a period of six months, corporate awareness, 100,000 Restricted Rule 144 shares & US$2500.00 per month.

ABOUT BIT-X:

Bit-X Financial Corp is a Vancouver based Company listed on the OTC.QB under the trading symbol BITXF. The Company has announced an exclusive agreement with Hong Kong based ANX to develop a crypto-currency exchange and to provide ongoing technical, development and support services to registered users worldwide. Bit-X Financial Corp is a reporting issuer in the Province of British Columbia with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

Media inquiries:

Bit-X Financial Corp

press@bitxfin.com